UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 12 August, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 12 August 2025: Trading Statement for the year ended 30 June 2025

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

TRADING STATEMENT FOR THE YEAR ENDED 30 JUNE 2025

We refer to the SENS announcement of 22 July 2025, on the release of the quarterly production and sales metrics, where Sasol indicated that earnings per share (EPS) are expected to increase by more than 20%.

In terms of paragraph 3.4(b)(i) of the Listing Requirement of the JSE Limited, stakeholders are advised that, for the year ended 30 June 2025:

- Earnings per share (EPS) is expected to increase by more than 100% compared to the prior year, to between R7,00 and R12,00 (prior year loss per share of R69,94); and
- Headline earnings per share (HEPS) is expected to increase by between 85% and 100% compared to the prior year, to be between R33,60 and R36,30 (prior year HEPS of R18,19); and

  Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA*) is expected to decrease by between 10% and 17% compared to the prior year, to between R50 billion and R54 billion (prior year adjusted EBITDA of R60 billion)

The increase in earnings for the year was supported by management actions and driven by:

- An increase in the average chemicals basket prices and strict cost control;
- Significantly lower impairments of R20,7 billion (before tax) (summary below), compared to R74,9 billion in the prior year;

- The derecognition of deferred tax asset in the prior year of R15,3 billion, mainly relating to an assessed loss carry forward on our Chemicals America operations which is not anticipated to be utilised;
- Transnet SOC Limited net cash settlement of R4,3 billion (before tax); and
- Reduction in asset rehabilitation provision of R2,9 billion in the current year compared to a reduction of R0,8 billion in the prior year;

The increase in earnings was partially offset by:

- A 15% decline in the average Rand per barrel of Brent crude oil price as well as a significant decline in refining margins and fuel price differentials;
- A 3% decrease in sales volumes associated with lower production and/or lower market demand as detailed in the Production and Sales Metrics published on 22 July 2025, which can be found on our website: https://www.sasol.com/index.php/investor-centre/financial-results; and
- Lower unrealised gains of R2 billion on the translation of monetary assets and liabilities, and valuation of financial instruments and derivative contracts compared to unrealised gains of R4,7 billion in the prior year.

The following is a summary of significant impairments and reversal of impairment in the current year:

- The Secunda and Sasolburg liquid fuels refinery cash generating units (CGU) remain fully impaired. The recoverable amount improved through management actions but was negatively impacted by lower forecast macro-economic assumptions. Additional management initiatives need to be further progressed before the benefits can be incorporated in the impairment calculations. Costs capitalised during the current year of R13,1 billion have been impaired;
- Impairment of the Production Sharing Agreement (PSA) and PT5-C exploration assets in Mozambique of R4,4 billion, driven by an increase in the weighted average cost of capital (WACC) attributable to independently calculated higher country risk premium. The PSA was also impacted by a marginal reduction in estimated gas volumes, as well as lower sales prices of oil related products;
- Impairment of Italy Care Chemicals CGU of R3,2 billion, driven by lower for longer forecast sales margins. The CGU is fully impaired; and
- Reversal of impairment of the China Care Chemicals CGU of R1 billion following a sustained improvement in the business results.

The financial information underpinning this trading statement has not been reviewed and reported on by the Company's external auditors.

Sasol will present its 2025 financial results on Monday, 25 August 2025 at 09h00 (SA time). This will be followed by a market call, hosted by President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Walt Bruns, to address questions.

Please connect to the call via the webcast link:

https://www.corpcam.com/Sasol25082025

or via teleconference call link:
https://services.choruscall.eu/DiamondPassRegistration/register?confirmationNumber=3605690&linkSecurityString=89ae33f44

* Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.

Adjusted EBITDA is not a defined term under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.

12 August 2025
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business

optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 6 September 2024 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 August 2025	By:	/sgd/E Viljoen
	Name:	E Viljoen
	Title:	Group Company Secretary